jjenkins@calfee.com 216.622.8507 Direct	Calfee, Halter & Griswold LLP Attorneys at Law 1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com
August 7, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The J. M. Smucker Company

Preliminary Proxy Statement on Schedule 14A (File No. 1-05111)

Registration Statement on Form S-4 (File No. 333-152451)

Ladies and Gentlemen

On behalf of The J. M. Smucker Company (“Smucker”), we are transmitting for filing via the EDGAR system: (i) a revised version of the above-captioned preliminary Proxy Statement (the “Amended Proxy Statement”), and (ii) Amendment No. 1 to the above-captioned Registration Statement (“Amendment No. 1”). The Amended Proxy Statement and Amendment No. 1 have been marked to indicate the changes to the Registration Statement in accordance with the provisions of Rule 310 of Regulation S-T. The Folgers Coffee Company (“Folgers”) is also today filing an amendment to its Form S-4/S-1 Registration Statement (the “Folgers Amendment”) responding to the comments that it received from the staff and reflecting conforming changes based on the changes to the Amended Proxy Statement and Amendment No. 1.

This letter also responds to the comments on the above-captioned filings which were issued in your letter dated July 30, 2008. For your convenience, we have repeated your comments in italics followed by our response.

SEC Comment #1:

Please ensure consistency of disclosure throughout the documents filed on behalf of The J. M. Smucker Company (“Smucker” ) and The Folgers Coffee Company (“Folgers”). In addition, where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Cleveland	Columbus

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

Response:

Smucker acknowledges the staff’s comment. Smucker has made revisions to both the Amended Proxy Statement and the corresponding sections of Amendment No. 1, and has worked jointly with Folgers to ensure that appropriate revisions have been made to the Folgers Amendment. In order to facilitate your review, this response letter includes page references to the location of specific changes that have been made in response to your comments in both the Amended Proxy Statement and in Amendment No. 1. Page references to changes in Amendment No. 1 are also the same page references for corresponding changes in the Folgers Amendment.

SEC Comment #2:

You state that once a final decision is made regarding the manner of distribution of the shares of Folgers common stock, your proxy statement and registration statement on Form S-4, as well as the registration statement filed by The Folgers Coffee Company, will be amended to reflect such decision. Please note that we will need sufficient time to review any such amendments.

Response:

Smucker has revised the language in the explanatory note to, and the “Information on the Distribution” section of, the Amended Proxy Statement to clarify that The Procter & Gamble Company (“P&G”) has decided to distribute the shares of Folgers common stock through the exchange offer described in Amendment No. 1. Smucker points out that the explanatory notes included in the registration statements initially filed by Folgers and Smucker already contain the modified disclosure requested by the staff.

SEC Comment #3:

Given the complexity of the transactions contemplated to complete the merger, consider revising your proxy statement to include a chart that clearly illustrates the material, relevant steps in the proposed transactions.

Response:

Smucker has added a chart illustrating the material steps in the proposed transaction at pages 18 and 19 of the Amended Proxy Statement and at pages 17 and 18 of Amendment No. 1.

SEC Comment #4:

Consistent with the requirements of Item 601(b)(10) of Regulation S-K, please file all required exhibits as soon as practicable. In this regard, we note that the additional agreements referenced on pages 148 through 151 (other than the transition services agreement and the tax matters agreement) have not yet been filed and are not included in the list of exhibits to Smucker’s Form S-4 (File No. 333-152451) or Schedule 14A. Please file such agreements or

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

advise us why you are not required to file them. We may have additional comments following our review of such exhibits.

Response:

The form of the Intellectual Property Matters Agreement has been filed as Exhibit 10.3 to Amendment No. 1 and the Folgers Amendment. The form of Exhibit 5.1 opinion of Calfee, Halter & Griswold LLP and the forms of the Exhibit 8.1 and 8.2 opinions to be issued by Weil, Gotshal & Manges LLP and Cadwalader, Wickersham & Taft LLP, respectively, have been included in Amendment No. 1. All required exhibits not included in Amendment No. 1 will be included in future filings.

Due to the number of qualifications and assumptions that would need to be added to the forms of the Exhibit 8.1 and 8.2 opinions to be rendered prior to the closing of the transactions contemplated by the Transaction Agreement and the Separation Agreement, Smucker proposes to file the executed versions of those opinions at the time of the closing by means of a post-effective amendment filed in accordance with the provisions of Rule 462 under the Securities Act of 1933 (the “Securities Act”).

As described in greater detail below, Smucker believes that the remaining agreements, which consist of the Insurance Matters Agreement, the lease relating to Folgers’ corporate headquarters property and the Warehousing Agreement are not required to be filed as exhibits to the registration statements.

•

The Insurance Matters Agreement addresses coverage under P&G’s existing director and officer insurance policies for matters that arise prior to the completion of the transactions, and provides that, after the transactions, Folgers will cease to be insured under P&G’s insurance policies. More importantly, the directors and officers of Folgers are not expected to become directors or officers of Smucker subsequent to the transaction. Accordingly, we believe that the filing of this agreement is not be required by either Item 601(b)(10)(b)(ii)(a) or (b)(iii)(a) of Regulation S-K.

•

The Lease Agreement with respect to Folgers’ corporate headquarters is not material to Smucker. The lease is expected to be classified as an operating lease for financial reporting purposes, has a term of only two years, and an annual rent of only $3.2 million. While the ability to lease Folgers’ existing headquarters will facilitate the integration process, Smucker does not believe that this lease is material to its business. In light of that fact, and because the agreement is such as ordinarily accompanies Smucker’s business, Smucker believes that it is not material within the meaning of Item 601(b)(10) of Regulation S-K.

•

The Warehousing Agreement will be entered into as an accommodation to P&G, in order to permit it to continue to use Folgers’ Lacombe, Louisiana facility to store and ship certain snack products for a period of up to six months following the closing. The

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

Warehouse Agreement essentially will allow P&G to continue to use the Lacombe facility in the same manner in which it used it prior to the transaction. The agreement is not expected to involve the payment of a material amount of compensation to Folgers or Smucker. Under the circumstances, Smucker does not believe that the financial impact of the short-term accommodation to P&G contemplated by the Warehousing Agreement will be significant, and does not believe that the Warehousing Agreement is a material contract within the meaning of Item 601(b)(10) of Regulation S-K.

SEC Comment #5:

Please continue to monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Response:

Smucker acknowledges the comment and will update the financial statements included in subsequent filings as required by Rule 3-12 of Regulation S-X.

SEC Comment #6:

Provide disclosure similar to that provided in your S-4 registration statement that explains that The Procter & Gamble Company (“P&G”) shareholders who participate in the exchange offer will be receiving Smucker common stock at a discount, and quantify the discount.

Response:

In response to the staff’s comment, disclosure has been added to the letter to shareholders and pages 6, 9, 15, 45 and 92 of the Amended Proxy Statement indicating that P&G will make an offer to P&G shareholders to exchange shares of P&G common stock for shares of Folgers common stock, based upon the market prices of shares of P&G common stock and Smucker common shares calculated during a specified period pursuant to the terms of the exchange offer, at a discount to be set by P&G when the exchange offer is commenced. Promptly after the specific terms of the exchange offer are set, Smucker will publish a press release describing them. The press release will be filed with the SEC and available to shareholders on Smucker’s web page (www.smuckers.com). The discount and other terms and conditions of the exchange offer will also be fully set forth in the Folgers Registration Statement on Form S-4/S-1 and the Smucker Registration Statement on Form S-4, each filed in connection with the exchange offer. For the information of the staff, Smucker will not be able to quantify the amount of the discount for inclusion in the proxy statement because the exchange ratio will not be set by P&G until the exchange offer is commenced, which will be after the date of mailing of the proxy statement.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

SEC Comment #7:

Please include a separate question and answer addressing the principal adverse consequences of the merger to Smucker shareholders and reference the more detailed disclosure appearing in the risk factor discussion.

Smucker has complied with this comment by adding the requested disclosure to page 8 of the Amended Proxy Statement. Because this disclosure focuses exclusively on the adverse consequences of the transaction to Smucker shareholders, corresponding changes have not been made to Amendment No. 1.

SEC Comment #8:

Please disclose why you intend to issue the special dividend in connection with the merger.

Response:

Smucker has complied with this comment by adding the requested disclosure to page 8 of the Amended Proxy Statement and page 11 of Amendment No. 1.

SEC Comment #9:

Revise to discuss the full impact to Smucker shareholders as a result of the merger and related transactions. For example, explain that as a result of the transactions, they will hold shares in a company that includes the Folgers coffee business and that has incurred the debt disclosed elsewhere in the document (including the Folgers credit facility and the debt related to the “Smucker Special Dividend Financing”). Please quantify the expected amount of such special dividend financing.

Response:

Smucker has complied with this comment by adding the requested disclosure to pages 7 and 8 of the Amended Proxy Statement. Because this disclosure focuses exclusively on the effects of the transaction on Smucker shareholders, corresponding changes have not been made to Amendment No. 1.

SEC Comment #10:

We note your disclosure in this section regarding the adoption of amended articles of incorporation. Please disclose in this section the reasons for such proposed amendment. In addition, please clarify the practical effect of such amendment on the relative voting rights of your current shareholders who have ten votes for shares on extraordinary matters, and those who have only one vote per share on such matters. See Item 19 of Schedule 14A. Please also

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

specify the “certain matters” for which all Smucker shareholders will be entitled to exercise ten votes per share after giving effect to the Merger.

Smucker has complied with this comment by adding the requested disclosure to page 7 of the Amended Proxy Statement. That disclosure cross-references the discussion on pages 160 and 161 of Amendment No. 1, which appears under the caption “Description of Capital Stock — Voting Rights,” and which specifies the matters for which shareholders are entitled to exercise ten votes per share under the terms of Smucker’s articles. Because this disclosure focuses exclusively on the effects of the proposed amendment on Smucker shareholders, corresponding changes have not been made to Amendment No. 1.

SEC Comment #11:

Please disclose whether it is the Smucker board’s intent to resolicit votes if either party waives material conditions. We generally believe that resolicitation is required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that they previously provided to shareholders materially misleading.

Response:

Smucker has added disclosure to page 9 of the Amended Proxy Statement indicating that it will resolicit proxies if it waives a condition to closing to the extent required by law. Because this disclosure relates to information contained only in the Amended Proxy Statement, corresponding changes have not been made to Amendment No. 1.

SEC Comment #12:

Please disclose the reason for the condition that enough shares of P&G common stock have been exchanged such that at least 59% of the Folgers common stock issued to P&G are distributed in the exchange offer.

Response:

For the information of the staff, the 59% exchange offer condition noted on page 9 and elsewhere in the Amended Proxy Statement and on various pages in Amendment No. 1 was a negotiated term of the Transaction Agreement between P&G and Smucker. P&G informed Smucker that, in analyzing the merger and related transactions relative to the alternatives available to P&G for its Folgers business, this condition was important to P&G in that it assured P&G that a substantial number of P&G shares would be purchased by P&G in the exchange offer and that the transaction should be tax-free to P&G and its shareholders.

We believe that the reasons for this particular aspect of the Transaction Agreement would not be relevant to a Smucker shareholder (or a P&G shareholder in the exchange offer). Accordingly, we believe that such disclosure is not necessary in the Amended Proxy Statement, Amendment No. 1 or the Folgers Amendment.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

SEC Comment #13:

Please disclose in this section the dilutive effect on the voting power of your current shareholders if your proposal relating to the issuance of common stock in connection with the merger is approved, but your proposal to amend your articles of incorporation is not approved.

Response:

Smucker has complied with this comment by adding the requested disclosure to page 8 of the Amended Proxy Statement. Because this disclosure focuses exclusively on the dilutive effect of the transaction on Smucker shareholders, corresponding changes have not been made to Amendment No. 1.

SEC Comment #14:

Clearly disclose the total consideration Smucker is paying for the Folgers coffee business. Disclose the dollar value of the Smucker common stock that is being issued to P&G shareholders who participate in the split-off or spin-off.

Response:

Smucker has complied with this comment by adding the requested disclosure to pages 16, 45 and 92 of the Amended Proxy Statement and pages 15 and 119 of Amendment No. 1.

SEC Comment #15:

Please disclose in this section how the parties determined the relative terms of the financing such as the amount of debt to be assumed relative to equity and/or cash to be issued as consideration.

Response:

Smucker requests that the staff reconsider this comment. The relative debt and equity issues raised in the comment were not factors in the negotiations between the parties. For the information of the staff, P&G expressed an interest in receiving a cash distribution approximating its tax basis in the assets of the Folgers business, which is common in spin- and split-off transactions involving established businesses and was planned by P&G had it pursued such a transaction without Smucker. However, the value of the transaction was determined by negotiations between the parties based on the relative values of the Folgers business and Smucker. For the information of the staff, various factors, including the relative results of operations and prospects of Smucker and the Folgers businesses and expected synergies to be obtained from combining the two businesses, were discussed in the negotiations. Based upon the foregoing, we believe that no additional disclosure concerning these matters is required.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

SEC Comment #16:

Please disclose in this section how the parties determined the 46.5% to 53.5% ratio of holdings by Folgers shareholders and Smucker shareholders, respectively, in the combined company after the merger, given Smucker’s net sales and total assets, as compared to those of Folgers. In addition, please disclose the resulting dilutive impact of such ratio.

Response:

As noted in our response to comment #15, the relative equity allocations among Smucker and Folgers shareholders were determined through negotiations between the parties. While various factors, including the relative results of operations and prospects of Smucker and the Folgers businesses and expected synergies to be obtained from combining the two businesses, were discussed in the negotiations, comparative data concerning net sales and total assets were not meaningful factors. Accordingly, Smucker submits that the additional disclosure requested by the staff would not provide shareholders with meaningful information concerning the manner in which relative values were determined.

SEC Comment #17:

You state on page 15 that “Under Smucker’s new articles, all Smucker shareholders, after giving effect to the Merger, will be entitled to exercise ten votes per share on the matters specified in the articles of incorporation until such time as there is a change in beneficial ownership following the effective time of the Merger.” Clarify, if true, that P&G shareholders who receive Smucker shares pursuant to the merger will also be entitled to exercise ten votes per share.

Response:

Smucker has complied with this comment by adding the requested disclosure to page 10 of the Amended Proxy Statement. Because this disclosure relates to information contained only in the Amended Proxy Statement, corresponding changes have not been made to Amendment No. 1.

SEC Comment #18:

Please disclose whether the adoption of proposal two is conditioned on the adoption of proposal one.

Response:

Smucker has complied with this comment by adding the requested disclosure to pages 7, 21 and 95 of the Amended Proxy Statement. Because this disclosure relates to information contained only in the Amended Proxy Statement, corresponding changes have not been made to Amendment No. 1.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

SEC Comment #19:

We note your disclosure at page 59 that the combination of the proven leadership at Smucker and the experienced management team at Folgers provides depth of talent at all levels at the combined company. Please reconcile this statement with the disclosure at page 22 of your registration statement on Form S-4 that the existing executive officers of Folgers will resign.

Response:

In connection with the transaction, the existing executive officers and directors of Folgers are expected to resign and be replaced by Smucker employees. However, Smucker does not anticipate that all officers of Folgers will terminate their employment with Folgers subsequent to the closing, and has offered employment to a significant percentage of Folgers operating management. In order to reduce potential investor confusion, Smucker has clarified the disclosure by substituting the phrase “line operations personnel” for “management team” on page 65 of the Amended Proxy Statement and page 90 of Amendment No. 1.

SEC Comment #20:

Please add an additional note to your table of contractual obligations indicating the amount of new indebtedness to be entered into in connection with the spin off.

Response:

Smucker has complied with this comment by adding a new footnote to the table of contractual obligations set forth on page 78 of the Amended Proxy Statement and page 102 of Amendment No. 1.

SEC Comment #21:

Please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

Response:

Smucker advises the staff that, for the year ended April 30, 2008, all securities that could potentially dilute basic EPS in the future were included in the computation of diluted EPS. No securities were antidilutive for the period presented. Note (S) on page 90 of the Amended Proxy Statement and page 118 of Amendment No. 1 has been expanded to clarify this point.

SEC Comment #22:

You state that William Blair’s opinion was directed to the board of directors of Smucker for its use and benefit in evaluating the transactions. We note also that the opinion states that “it

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

is understood that this letter may not be disclosed or otherwise referred to without prior written consent…,” except that the opinion may be included in the proxy statement. Please revise your filing, and obtain and file a revised opinion, to eliminate any suggestion that shareholders may not rely on the opinion.

Response:

Smucker acknowledges the staff’s comment and respectfully submits that the cited language does not state, indicate or imply that shareholders are not entitled to rely upon William Blair & Company L.L.C.’s (“William Blair”) opinion with regard to fairness. Smucker notes further that the specified language does not fall within the category of disclaimers identified in the July 25, 2000 edition of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects” bulletin. More specifically, the specified language does not state that William Blair’s opinion “was intended solely/only for the use and benefit of the board of directors” (emphasis added). As such, we respectfully submit that no revisions are necessary to the Amended Proxy Statement.

SEC Comment #23:

Supplementally provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Smucker’s financial advisors in connection with their fairness opinions. We may have further comment after receipt of these materials.

Response:

Under separate submission, counsel to William Blair & Company L.L.C. and Banc of America Securities LLC is providing the staff with a copy of the discussion materials, dated June 2, 2008, discussed with the Smucker board of directors, together with a request for confidential treatment under the Freedom of Information Act.

SEC Comment #24:

Please expand your pro forma disclosure to address the transition agreement disclosed on page 151.

Response:

In response to the staff’s comment, additional disclosure has been added to page 85 of the Amended Proxy Statement and page 113 of Amendment No. 1 clarifying that the pro forma disclosure does not include any charges relating to the Transition Services Agreement.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

SEC Comment #25:

We note your disclosure that the tax treatment of the Smucker Special Dividend, with respect to tax treatment of the proposed amendment to your articles of incorporation, is not free from doubt. Please add a separate question and answer regarding this uncertainty and the resulting risks to your shareholders. In addition, please include a reference to these risks in your risk factors section.

Response:

In response to the staff’s comment, Smucker has added a new paragraph addressing the tax treatment of the Smucker Special Dividend and proposed amendment to the articles of incorporation to the Q&A relating to the tax consequences of the transaction appearing at page 8 of the Amended Proxy Statement, and a separate risk factor has been added to page 32 of the Amended Proxy Statement.

SEC Comment #26:

We note your disclosure that you have determined that Smuckers is the accounting acquirer. Please provide us with a comprehensive analysis which explains why you believe board of director and management representation considerations overcome or outweigh equity ownership interest considerations in concluding that Smuckers is the accounting acquirer in the transaction. In your response, please address events or changes in circumstances that could reduce the relative importance of the factors which form the basis for your conclusion, and why those do not impact your conclusion. Please address in your response, without limitation, the ability of shareholders to change the board of directors and ultimately management.

Response:

In response to the staff’s comment, the following is an explanation of Smucker’s analysis in determining that Smucker is the accounting acquirer for purposes of the purchase method of accounting for business combinations as required by Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”).

In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, the entity that issues the interests (Smucker, in this case) is generally the acquiring entity. In addition, the acquiring entity is commonly the larger entity (in this case, Smucker is the larger entity based upon net sales and gross profit, however, P&G shareholders participating in the exchange offer will receive the larger equity interest). Following is a summary of the considerations to be analyzed in determining the accounting acquirer, as outlined in SFAS 141, and an explanation of Smucker’s analysis in determining the accounting acquirer for purposes of the business combination transactions among Smucker, P&G and Folgers (the “Transactions”) in light of each such consideration:

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

1.	Consideration: Consider the relative voting rights in the combined company after the combination. The combining company whose shareholders, as a group, retains or receives the larger portion of the voting rights in the combined company is generally the acquirer.

Analysis: In the Transactions, P&G shareholders participating in the exchange offer are expected to receive approximately 53.5 percent of the equity ownership and associated voting rights in Smucker after the Transactions.

2.	Consideration: Consider the existence of any large minority voting interest in the combined company when no other owner or organized group of owners has a significant voting interest. The acquiring company is generally the combining company whose single owner or organized group of owners holds the large minority voting interest in the combined company.

Analysis: In this case, Smucker’s large minority voting interest following the Transactions will likely remain the same as the large minority voting interest prior to the completion of the Transactions. Assuming Smucker’s shareholders approve the adoption of amended articles of incorporation of Smucker in connection with the Transactions to change the date applicable to determining time phase voting rights, Smucker insiders likely will have approximately five percent of the combined entity voting rights. Without knowing which of P&G’s largest shareholders will participate in the split-off and the percentage that any such P&G shareholder would receive in the split-off, it is not possible to know how much any historic P&G shareholder will own in Smucker, but it likely is less than five percent. For example, P&G’s largest shareholder, owns less than four percent of P&G’s outstanding shares. While it is possible that P&G’s largest shareholder may own more than four percent of the combined company based on its split-off participation and pro rata portion in the split-off, the possibility is considered by Smucker to be remote.

3.	Consideration: Consider the composition of the board of directors of the combined company. The combining company that has the ability to elect or appoint a voting-majority of the board is generally the acquirer.

Analysis: In the Transactions, the composition of the board of directors of Smucker following the Transactions will be comprised of the members of the board of directors of Smucker immediately prior to the completion of the Transactions. Under Smucker’s classified board structure, approximately one-third of the directors are up for reelection annually, which, in the opinion of Smucker, makes a material change in board composition unlikely in the near-term. Smucker also believes that the possibility of a material change in the

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

composition of the Smucker board over a short period of time is remote, in light of historical voting results in elections of directors. Over the last eight years, candidates for election to the Smucker board of directors have received affirmative votes in excess of 97 percent of all votes cast. An analysis of Smucker’s historical affirmative voting patterns suggests that approximately 80 percent of the shareholders who will be new shareholders of Smucker as a result of the Transactions would need to all vote against the director candidates nominated for election at Smucker’s annual shareholder meeting by the existing board of directors consistently over a period of several years in order to change the composition of Smucker’s board of directors.

4.	Consideration: Consider the composition of the senior management of the combined company. The combining company whose senior management dominates that of the combined company is generally the acquirer.

Analysis: Smucker’s senior management following the Transactions will be the same as Smucker’s senior management team prior to the Transactions. In addition, the acquired coffee business will be directly supervised by a current Smucker senior executive reporting directly to one of the Co-Chief Executive Officers of Smucker. This senior executive is also a member of Smucker’s board of directors, and will remain a director after the Transactions. Accordingly, Smucker believes that Smucker’s senior management clearly will dominate the senior management of the combined entity. In addition, after the consummation of the transactions, P&G will not have the right or power to control or substantially influence the direction of the management of the combined company by contract or otherwise.

5.	Consideration: Consider the terms of the share-for-share exchange. The combining company that pays a premium over the market value of the shares of the other combining company is generally the acquirer.

Analysis: As the common stock of Folgers is not, and will never be, publicly traded, this criterion is not required to be considered.

After considering all pertinent facts, reviewing the criteria outlined in SFAS 141 and conducting the analysis explained above, Smucker has concluded that it is the accounting acquirer in the Transactions. The amendment to the articles of incorporation, whether or not approved by the Smucker shareholders, will not impact this conclusion. Although majority voting rights may be retained by former P&G shareholders, SFAS 141 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

weighed more heavily than another. Smucker’s conclusion is based primarily upon the following facts: (1) there will be no immediate change in the composition of Smucker’s board of directors after the Transactions, (2) Smucker’s senior management prior to the Transactions will continue to be the senior management of the combined business after the Transactions, (3) Smucker is issuing its equity interests as consideration for the Transactions and it will be the largest contributor to the combined entity subsequent to the Transaction, and (4) the Smucker shareholders who hold the largest minority interest in Smucker prior to the Transactions will continue to hold the largest minority interest in Smucker after the Transactions. Accordingly, Smucker will apply purchase accounting to the assets and liabilities of Folgers upon completion of the Transactions.

SEC Comment #27:

Please provide the disclosure requirements of paragraphs 43 through 49 of SFAS 109.

Response:

In response to the staff’s comment, additional disclosure has been added to page F-26 of each of the Amended Proxy Statement and Amendment No. 1 to provide the disclosure requirements of paragraphs 43 through 49 of SFAS 109.

SEC Comment #28:

Please clarify why your accrued expenses and other liabilities increased as of March 31, 2008 compared to December 31, 2007.

Response:

The components of accrued expenses and other liabilities are detailed in Folgers “Supplemental Financial Information”, Note 7 on page F-12 for the fiscal years ended June 30, 2007, 2006 and 2005; Note 4 on page F-26 for the nine months ended March 31, 2008; and Note 4, page F-25 of the Folgers Coffee Company Form 10 for the six months ended December 31, 2007. As indicated in these tabular disclosures, the primary component of accrued expenses and other liabilities is marketing and promotion accruals ($68.7 million at March 31, 2008, $89.7 million at December 31, 2007, and $25.0 million at June 30, 2007). The variations in marketing and promotion accruals are due to the seasonality of Folgers business, as described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Folgers— Liquidity and Capital Resources”, on page 77 of the Amended Proxy Statement and page 101 of Amendment No. 1, in which Folgers states that “Net earnings after adjustments for non-cash items … and an increase in accrued liabilities related to holiday merchandising expenses were the primary source of operating cash flow.” The seasonality is further discussed in the initial MD&A discussion on page 67 of the Amended Proxy Statement and page 91 of Amendment No. 1, which states. “…Folgers has experienced variations in sales from quarter-to quarter due to the Thanksgiving/Christmas and Easter holiday seasons, which are

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

typically periods of higher coffee sales.” As such, Smucker does not believe that any changes to the existing disclosure are necessary.

SEC Comment #29:

We note your disclosure that a new transitional services agreement and tax matters agreement would be entered into between Smuckers, Folgers, and P&G. Please clarify when you will enter into these agreements. We note your disclosure on page 151.

Response:

In response to the staff’s comment, disclosure has been added to pages 156, 158 and F-20 of the Amended Proxy Statement and pages 154, 156 and F-20 of Amendment No. 1 indicating that the Transition Services Agreement and the Tax Matters Agreement will be entered into effective as of the closing of the transactions.

SEC Comment #30:

Please provide updated consents with your next amendment.

Response:

Updated consents from Smucker’s and Folgers’ independent registered public accounting firms have been filed as exhibits to Amendment No. 1.

SEC Comment #31:

We note that you have incorporated by reference into your filing the risks related to an investment in Smucker common shares set forth in your annual report on Form 10-K. Because it appears that such incorporation by reference is not expressly permitted by Form S-4, please provide, on a supplemental basis, support for such incorporation by reference.

Response:

Smucker meets the requirements for eligibility for the use of Form S-3 and has elected to provide information in accordance with Item 10 of Form S-4. Item 11 of Form S-4 provides that S-3 registrants electing to provide information in accordance with the provisions of Item 10 must incorporate by reference specific documents listed in that item. Those documents include “the registrant’s latest annual report on Form 10-K… for the registrant’s latest fiscal year for which a Form 10-K was required.”

Pursuant to Item 1A of Form 10-K, Smucker was required to “set forth, under the caption ‘Risk Factors,’ where appropriate, the risk factors described in Item 503(c) of Regulation S-K.” The Smucker Form 10-K includes the risk factors information required by Item 1A. Accordingly, it is deemed to be incorporated by reference into the Form S-4.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

While Item 3 of Form S-4 does not expressly address the incorporation by reference of the S-K Item 503 disclosure, the requirement for registrants to include risk factor information in periodic reports did not exist at the time that Form S-4 was adopted. Nevertheless, Form S-4 itself contemplates that information will be provided not only about the transaction, but also about the parties to any such transaction. In that regard, Item 3 of Form S-4 appears under Part A of Form S-4, which is entitled “Information About the Transaction,” while Item 11 of Form S-4 appears under Part B, which is entitled “Information About the Registrant.” Smucker respectfully submits that what is expressly required by Item 3 of Form S-4 is disclosure only with respect to the risks associated with the transaction itself, while the risks associated with the registrant’s operations, which are required to be disclosed in the registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be incorporated by reference to those filings.

Smucker also believes that the forgoing distinction between transaction-specific risks and risks generally associated with the registrant’s business is consistent with the approach taken by the Commission in the adopting release for Form S-4:

“The prospectus requirements of Form S-4 are divided into four sections. The first section calls for information about the transaction, which will be presented in the prospectus in all cases, and which is designed to make the presentation of the complex transactions that typify business combinations more easily understood by investors. The next two sections specify the information about the businesses involved and prescribe different levels of prospectus presentation and incorporation by reference depending upon which form under the Securities Act the company could use in making a primary offering of its securities not involving a business combination. The last section sets forth the requirements as to voting and management information. All voting information must be presented in the prospectus, while the amount of prospectus presentation for management information, like company information, depends on which form could be used in a primary offering not involving a business combination.”

Securities Act Release No. 6578 (Apr. 23, 1985) [Emphasis added].

In light of the foregoing, Smucker respectfully submits that by including information addressing the risks associated with the transaction, it has complied with its obligations under Item 3 of Form S-4, and that it is not prohibited from referencing risk factor information addressing general business risks that is contained in its periodic reports and deemed to be a part of the Form S-4 by virtue of the requirements of Item 11.

Smucker acknowledges the staff’s closing comments and will comply with the requests set forth therein in connection with any subsequent amendments and acceleration requests.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission

August 7, 2008

Clean and marked copies of Amendment No. 1 and the Amended Proxy Statement, together with the exhibits thereto and the supplemental information requested in SEC Comment #23 are being furnished to each of Mr. Cannarella, Ms. Davis, Ms. Nicholson and Ms. Parker of the staff.

Should you require any further information from Smucker or if you have questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, Kristofer Spreen ((216) 622-8826, kspreen@calfee.com).

Very truly yours,

/s/ John J. Jenkins

John J. Jenkins

cc:	Richard Smucker

Timothy Smucker

Mark Belgya

Ann Harlan

E.J. Wunsch

Kristofer Spreen